SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King's Road, Quarry Bay
Special Administration Region of Hong Kong
People's Republic of China
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No     X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of copies of:

(i)  a public announcement in Hong Kong dated 10 October 2005; and
(ii) a public joint announcement in Hong Kong dated 13 October 2005;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant's shareholders or made public in Hong Kong.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: /s/ Raymond Wai Man Mak
Name: Raymond Wai Man Mak
Title: Company Secretary

Date: October 14, 2005